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                               April 8, 2024

       Michael Sonnenshein
       Chief Executive Officer
       Grayscale Ethereum Trust (ETH)
       Grayscale Investments, LLC
       290 Harbor Drive, 4th Floor
       Stamford, CT 06902

                                                        Re: Grayscale Ethereum
Trust (ETH)
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed March 19,
2024
                                                            File No. 000-56193

       Dear Michael Sonnenshein:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed March 19, 2024

       Proposal 2, page 8

   1. Please refer to your proposal on staking and staking consideration and address the following:
                                                            Tell us and revise
your consent solicitation to describe your staking plans and the timelines for when
you will begin participating in staking, including the means by which you would
stake your ether (e.g., running your own validator node or
                                                             delegating to a
third-party).
                                                            Revise your consent
solicitation to include a more fulsome discussion of the material risks to the Trust
and its shareholders associated with staking, including those relating to the means by
which you would stake your ether.
                                                            Revise your consent
solicitation to describe the    certain conditions    and    certain
                                                             requirements
that must be satisfied in order for the Trust to engage in staking and how the Trust will
ensure that there is sufficient certainty that those conditions and requirements can
be met.
 Michael Sonnenshein
Grayscale Ethereum Trust (ETH)
April 8, 2024
Page 2
             Considering the exchange's pending listing standard application under Rule 19b-4 to convert the Trust to a spot ether exchange-traded product and the reference in your proposal to maintaining parity with any similarly situated investment products that provide for the staking of ether, advise whether you plan to wait until that conversion is completed and trading on an exchange has commenced to begin staking.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jessica Livingston at 202-551-3448 or Sandra Hunter Berkheimer at 202-
551-3758 with any other questions.



                                                            Sincerely,
FirstName LastNameMichael Sonnenshein
                                                            Division of
Corporation Finance
Comapany NameGrayscale Ethereum Trust (ETH)
                                                            Office of Crypto
Assets
April 8, 2024 Page 2
cc:       Dan Gibbons
FirstName LastName